EXHIBIT 99.1

For Immediate Release	Date: December 19, 2022
22-69-TR

Teck Announces Sale of Quintette Assets

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has agreed to sell to a subsidiary of Conuma Resources Limited (“Conuma”) all the assets and liabilities of the Quintette steelmaking coal mine in north-eastern British Columbia. Conuma will pay Teck $120 million in cash in staged payments over the next 36 months, and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its investment in Quintette.

Closing of the transaction, expected to occur in the first quarter of 2023, is subject to receipt of regulatory approvals and other customary conditions.

Quintette has been on care and maintenance since 2000.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding closing of the proposed sale of the Quintette mine and payment of a net profits interest royalty.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, failure to receive necessary consents and approvals or otherwise to fulfill closing conditions, failure of Teck’s counterparty to perform, natural disaster, changes in general economic conditions or conditions in the markets for metallurgical coal, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at  www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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